BOXLIGHT CORPORATION

1045 PROGRESS CIRCLE

LAWRENCEVILLE, GA 30043

October 28, 2016

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Boxlight Corporation
Amendment No. 17 to Registration Statement on Form S-1
Filed August 12, 2016
File No. 333-204811

Dear Ms. Ravitz:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated August 31, 2016 (the “Comment Letter”), to Mark Elliott, Chief Executive Officer of Boxlight Corporation (f/k/a Logical Choice Corporation) (the “Company”) regarding Amendment 17 to the Registration Statement on Form S-1, filed by the Company on August 12, 2016.

This letter sets forth each comment of the Staff from the Comment Letter (numbered in accordance with the Comment Letter).

Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made. The Company is concurrently submitting via EDGAR this letter and Amendment No. 18 to the Registration Statement on Form S-1.

General

1.	Ensure that the disclosure is fully updated to reflect developments since your last amendment or otherwise. For example, your disclosure in the summary under “Boxlight Group Supplier” indicates that the referenced loan “will be settled . . . as of May 12, 2016.”

Response: The Company believes that Amendment 18 to the Registration Statement has fully updated all recent developments including

●	The payment of the $2,500,000 installment due September 30, 2016 to Skyview Capital under the $3,960,508 Skyview Note, out of the proceeds of a new senior secured asset based loan from Crestmark Bank and a $1,000,000 private purchase of the Company’s Class A common stock by K Laser International, a majority shareholder of Everest Display, Inc. (“EDI”), - the principal supplier to the Boxlight Group; and

●	An amendment to the stock purchase agreement with EDI and its affiliates. that restated the terms under which the Company and its subsidiaries are obligated to reduce the approximate $4.7 million balance of its accounts payable to EDI

Prospectus Cover Page

2.	Clarify when the offering will terminate. You indicate your shares will be offered for 120 days from effectiveness but that the offering “shall terminate on the earlier of (i) the date we decide to do so, or (ii) when the offering is fully subscribed for.” What happens if 120 days elapses and neither of the conditions in (i) or (ii) have been met?

Response: The Cover page has been revised to clarify the offering period which will terminate: “on the first to occur of (i) when the offering of 1,000,000 shares is fully subscribed for, (ii) February __, 2017 (120 days from the date of this prospectus), or (iii) earlier than February __, 2017 if we decide to terminate the offering prior to such date.”

3.	It is unclear how you have determined broker dealer commissions since you are not currently engaging any broker dealers. Please revise to clarify that your calculations represent estimates only or advise.

Response: The Company has revised the reference to broker dealer commissions to clarify that the 7% represents only an approximate estimate.

4.	In the first paragraph after the footnote, please make clear that your rule references are to Nasdaq rules, not securities laws.

Response: The Company has revised the first paragraph after the footnote on the Cover Page to reference the specific Nasdaq rules.

Boxlight Group Supplier, page 4

5.	Clarify whether you manufacture any product or only resell them.

Response: The Company has clarified that it does not manufacture any products but purchases them from suppliers for resale.

Selected Risks Associated With Our Business, page 6

6.	Please clarify the possible consequences to an equity holder if you are unable to make the September 30 payment to Skyview. Could the foreclosure on assets of Mimio lead to bankruptcy and, if so, could your equity holders’ interests be valued at $0?

Response: The Company has amended the section entitled Selected Risks Associated With Our Business on page 6 and the Risk Factor on page 11 to disclose the potential material adverse results of a foreclosure on the assets of Mimio.

Acquisition of the Boxlight Group, page 7

7.	Revise the first paragraph under the bullet points to explain some of the obstacles that you may encounter in securing additional financing. For example, since Skyview already has a secured interest in the assets of Mimio, how do you intend to grant a further, possibly senior, security interest in those assets?

Response: The Company has revised the first paragraph under the bullet points and elsewhere in the prospectus, including Risk Factors, that although it has been able to pay the September 2016 installment due under the Skyview Note, the potential consequences of not paying the remaining balance of $1,460,508 by the December 15, 2016, the maturity date of such note.

Exhibits

8.	While we note your response to prior comment 4, it appears that certain of the exhibits to exhibit 10.30 are not attached. Please clarify whether the execution copy of Exhibit 10.30 included the missing exhibits. If so, please file the exhibits with your next amendment.

Response: The Company has filed all exhibits with Amendment 18.

9.	Please file your subscription agreement and any related agreements with your next amendment.

Response: The Company has filed the form of subscription agreement for its Class A common stock to subscribers in the IPO as Exhibit 4.7 to the Registration Statement.

10.	Please file an updated opinion reflecting the revised offering.

Response: Company securities counsel, Loeb & Loeb has filed an updated form of legal opinion as Exhibit 5.1.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (770) 906-0557. In addition, please contact Tahra Wright of Loeb & Loeb LLP at (212) 407-4122 if you have any questions or require additional information.

Sincerely,

/s/ Mark Elliott
Mark Elliott Chief Executive Officer
Boxlight Corporation